December 28, 2010

VIA EDGAR

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

cc:	Tamara Tangen, Staff Accountant (via facsimile and courier)
Christine E. Davis, Assistant Chief Accountant (via facsimile and courier)
Jan Woo, Staff Attorney (via facsimile and courier)
Maryse Mills-Apenteng, Special Counsel (via facsimile and courier)
Nancy Lurker, Chief Executive Officer – PDI, Inc.

Re:	PDI, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-24249

Dear Mr. Krikorian:

On behalf of PDI, Inc. (the “Company” or “PDI”), I am writing in response to the conference call held with the staff of the Securities and Exchange Commission (the “Staff”) on December 23, 2010 related to its letter dated November 15, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (“Form 10-K”).

For your convenience, the Staff’s original comment is set forth below in bold and followed by the request made by the Staff during the conference call and our response thereto.

Morris Corporate Center 1, 300 Interpace Parkway, Parsippany, New Jersey 07054
       Phone: 862.207.7800 · Toll Free: 800.242.7494 · www.pdi-inc.com

Exhibits

1.
We have reviewed your response to prior comment 3 regarding the two agreements with one of your largest customers. We continue to believe that these agreements, which together comprise approximately 42% of your total revenue for the year ended December 31, 2009 and approximately 50% of your total revenue for the six months ended June 30, 2010, should be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. We specifically note that this item is not limited to contracts the loss of which would cause a company to experience a fundamental change in the nature or structure of the company’s business, nor does this item require that a contract relate to a major part of a registrant’s goods or services in order to meet the “substantial dependence” standard. As to your discussion of short-term contracts, we specifically note that one of these contracts is a multiple-year contract. Although we note that you have some flexibility to mitigate the loss of one or both of these agreements by reducing the size of your sales force, it is unclear how readily the company could replace the stream of revenue that is over twenty percent of the company’s revenue in each case. In light of the foregoing, we are unable to concur that PDI is not “substantially dependent” on these agreements and believe that they should be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

During a conference call between PDI and the Staff on December 23, 2010, and through subsequent phone conversations between the parties later that day, the Staff requested, and PDI provided, via discussion, certain figures related to contracts with our significant customers during the years ending December 31, 2009 and 2010. Attached to this response as Exhibit A is a summary of the figures provided to the Staff during those phone conversations to assist the Staff in completing its review of our response.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly (phone: (862) 207-7832; facsimile: (862) 207-7899) if you have any further questions or concerns.

Yours truly,
/s/ Jeffrey E. Smith
Chief Financial Officer